UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August, 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Result of EGM - 06 August 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: August 06, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: August 06, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

BARCLAYS PLC

                              6 August 2009

Barclays PLC General Meeting

A poll was held on the resolutions proposed at the General Meeting on 6th August 2009. The results of the poll are:

Resolution	For	%	Against	%	Withheld
1

That the proposed disposal by Barclays PLC of the Barclays Global Investors business and ancillary arrangements, pursuant to the BGI Disposal Agreement (as defined in the circular to shareholders dated 9 July 2009, a copy of which has been produced to the meeting and initialled by the Chairman of the meeting for the purposes of identification only (the "Circular")), in the manner and on the terms and conditions of the BGI Disposal Agreement and which, as described in the Circular, comprises a Class 1 transaction under the Listing Rules, be and is hereby approved and that the Directors be and are hereby authorised to take all such steps as may be necessary or desirable in relation thereto and to carry the same into effect with such modifications, variations, revisions or amendments (providing such modifications, variations or amendments are not of a material nature) as they shall deem necessary or desirable.

	7,024,720,027	99.90	6,952,545	0.10	36,360,706

On 6th August 2009 there were 11,028,477,348 ordinary shares in issue and 290 shareholders or persons representing shareholders attended the meeting.  Shareholders are entitled to one vote per share.  Votes withheld are not votes and, therefore, have not been counted in the calculation of the proportion of votes for and against a resolution.

For further information please contact

ANALYSTS AND INVESTORS

Stephen Jones                                         +44 (0)20 7116 5752

Neil Temple                                              +44 (0)20 7116 2928

MEDIA

Alistair Smith                                           +44 (0)20 7116 6132